

November 5, 2010

Philip A. Falcone
Chairman of the Board, Chief Executive Officer and President
Harbinger Group Inc.
450 Park Avenue, 27th Floor
New York, New York 10022

> **Re: Harbinger Group Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed October 8, 2010, as revised on October 25, 2010**
> **File No. 001-04219**

Dear Mr. Falcone:

We have limited our review of your filing to the issues addressed in our comments.

1.   We are unable to agree with your analysis in response to prior comment 1 as it relates to Spectrum Brands Holdings, Inc. Please refer to the acknowledgements you provided in your response letter dated November 2, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker, Accounting Reviewer, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Geoffrey Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

CC (by facsimile):   Lynn Fisher – Kaye Scholer LLP